AVINO SILVER & GOLD MINES LTD.	T 604.682.3701 F 604.682.3600	Suite 400, 455 Granville Street Vancouver, BC V6C 1T1	ir@avino.com www.avino.com

April 30, 2010	TSX-V: ASM
U.S. OTC BB: ASGMF
Berlin & FSE: GV6

INVESTOR RELATIONS SERVICES

Avino Silver & Gold Mines Ltd. (the “Company”) announces that it has entered into an agreement with Bill Bowker to provide investor relations services. Mr. Bowker will be responsible for communicating with the investment community, including liaising with the Company’s shareholders and prospective shareholders.

In consideration for the services rendered, the Company has agreed to pay Mr. Bowker the amount of $1,600 per month on a month to month basis unless terminated upon 30 days’ notice by either party.

Founded in 1968, Avino has established a long record of mining and exploration in Mexico. The Company's focus is to bring the property to production.  Avino remains well funded.

ON BEHALF OF THE BOARD

“David Wolfin”
______________________________
David Wolfin
President

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.   This release contains statements that are forward-looking statements and are subject to various risks and uncertainties concerning the specific factors disclosed under the heading “Risk Factors” and elsewhere in the Company’s periodic filings with Canadian securities regulators.  Such information contained herein represents management’s best judgment as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.